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Via EDGAR

December 11, 2024

Attention:

Beverly Singleton

Jean Yu

Patrick Fullem

Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scage Future (CIK No. 000200366) Scage International Limited (CIK No. 0002033057)
Response to the Staff’s Comments on
Registration Statement on Form F-4 Filed on November 20, 2024 (File No. 333-281332)

Ladies and Gentlemen,

On behalf of our client, Scage Future, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”) and Scage International Limited, a company incorporated under the laws of the Cayman Islands (the “Co-registrant”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 4, 2024 on the Company’s Amendment No. 4 to Registration Statement on Form F-4 filed with the Commission on November 20, 2024 (the “Fourth Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment no. 5 to Registration Statement on Form F-4 (the “Fifth Amended Registration Statement”) with the Commission. To facilitate your review, we have separately emailed you a courtesy copy of the Fifth Amended Registration Statement, marked to show changes to the Fourth Amended Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Fifth Amended Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Fifth Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form F-4 filed on November 20, 2024

Questions and Answers about the Business Combination and the Extraordinary General Meeting

Dilution, page xxi

1.	We have reviewed your disclosures made in response to comment 1. Please address the following:

●	See the table on page xxi. Refer to the computation of Total Finnovate’s shares outstanding as of June 30, 2024. Please revise the line items Finnovate public shares and Founder Shares in the table to present the actual number of shares outstanding of 2,248,506 and 6,711,006, respectively, as of June 30, 2024. We note you have adjusted the actual Finnovate public shares to account for the November 2024 redemption of 1,383,214 shares, equating to 865,292 shares outstanding in the first column of no redemptions, and subsequently adjusted for in the 25%, 50%, 75% and Maximum Redemption columns. However, the November 2024 redemption of 1,383,214 shares should be reflected as an adjustment to arrive at the 5,327,792 fully diluted shares outstanding as of June 30, 2024, as adjusted, and to the various the redemption scenarios accordingly.

●	Refer to the line item, Adjusted for: Trust account balance as of November 4, 2024. In a separate footnote, disclose when in November 2024 the redemption of 1,383,214 Public Shares occurred, along with the aggregate redemption amount, and whether the redemption was in connection with approval by the Finnovate Shareholders of the Third Extension Amendment extending the business combination date to May 8, 2025.

●	Refer to the line item, Net tangible book value per share as of June 30, 2024. This amount should represent the net tangible book value on an actual basis prior to any adjustments. ou may then separately present an adjustment to give effect to the material probable or consummated transactions such as the November 2024 redemption of shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xxi of the Fifth Amended Registration Statement.

Nasdaq may delist Finnovate’s securities from trading on its exchange prior to the Business Combination..., page 72

2.	We note that you removed the risk factor that you will be subject to immediate delisting under Nasdaq Rule 5815. Please revise to clearly state (i) that your deadline of November 4, 2024 under Rule 5815 has passed, (ii) if the November 8, 2024 Notice Letter also related to your failure to meet the requirements set forth in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of your IPO registration statement or if you have received an additional delisting determination letter from Nasdaq and (iii) that Nasdaq may only reverse the determination to delist Finnovate’s securities if it finds that it made a factual error when applying the new framework, including Nasdaq Rule IM 5101-2(b).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72 to 73 of the Fifth Amended Registration Statement.

3.	We note your revised disclosure that you have received a written notice from Nasdaq that you have been delisted and suspended from trading beginning on November 12, 2024 due to failure to comply with the terms of the Nasdaq Hearing Panel’s July 3, 2024 decision. We also note that “Nasdaq will complete the delisting… after the applicable Nasdaq review and appeal periods have lapsed” and that you are “working to satisfy or waive applicable closing conditions to complete the Business Combination before the expiration of such appeals period and to effect trading of PubCo on Nasdaq as soon as practicable.” Please revise to provide a detailed description of the appeals process and timeline.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72 to 73 of the Fifth Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024, page 215

4.	Refer to the mezzanine line item Class A ordinary shares subject to possible redemption, and clarify within the description that there are 2,248,506 shares outstanding at June 30, 2024, rather than 865,292 shares. Also refer to the shareholders’ (deficit)/equity line item of Class B Ordinary Shares and related amount of $446 shown in the historical column for Finnovate. This historical amount and the related transaction adjustment (4) should instead be placed at the line item for Finnovate’s Class A Ordinary Shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 216 and 217 of the Fifth Amended Registration Statement.

Exhibits

5.	Please revise your exhibit index to remove the reference to “Form of opinion” with respect to Exhibit 8.1. In addition, please file a final tax opinion, as the opinion currently filed as Exhibit 8.1 is undated.

Response: In response to the Staff’s comment, the Company has revised the tax opinion as Exhibit 8.1 to the Fifth Amended Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Chao Gao, Chairman, Scage Future

Calvin Kung, Chief Executive Officer, Finnovate Acquisition Corp.

K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jessica Yuan, Esq., Ellenoff Grossman & Schole LLP

Erin Liu, Engagement Partner, Marcum Asia CPAs LLP

Matt Taylor, Partner, Marcum LLP

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